Room 4561

February 22, 2007

Mr. Christopher L. Gorgone
Executive Vice President and Chief Financial Officer
Moldflow Corporation
492 Old Connecticut Path
Suite 401
Framingham, MA 01701

>   **RE: Moldflow Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
>   **and December 31, 2006**
>   **File No. 0-30027**

Dear Mr. Gorgone:

        We have reviewed your response letter dated February 20, 2007 and have the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 1

1.   We note your response to our prior comment 1 in our letter dated January 25,
        2007. We note that the Company compares the PCS renewal price to the
        corresponding list price in effect at the time of the renewal order to determine the
        discount rate of the order.   Explain what you mean by discount rate. Are you
        comparing the PCS renewal price to the corresponding list price for the software
        or the PCS? If you are using the list price of the PCS then help us to understand
        why the discount to the list price would represent VSOE for your PCS as opposed
        to using the actual PCS rate. Also, your examples included a midpoint discount

range of 40% in one case and 5% in another. Tell us why the Company's PCS rates differ so significantly and tell us how you determined that such rates were substantive. Provide a breakdown of your PCS ranges (as determined in your analysis of VSOE) for each customer type within each major geographic region (North America and Japan) and tell us what percentage of your revenues were earned by each customer type.

2.   Clarify for us why you are not able to demonstrate meaningful levels of customer class concentrations of PCS renewal pricing for France, Germany and Italy. In addition, clarify why you believe that it is appropriate to establish VSOE of PCS in these regions by comparing the average selling price of PCS renewals to the PCS value as determined in North America and Japan.. Provide a breakdown of the major customer classes in each region (France, Germany and Italy) and tell us the average selling price of PCS for each class as well as the ranges of PCS for each customer type. Also, clarify what is meant by "European price uplifts." We may have further comment.

3.   We also note that starting in fiscal year 2006, VSOE of PCS is measured by the stated contractual renewal rate offered to a customer (for France, Germany and Italy). Tell us how you determined that the renewal rates are substantive. In this regard, tell us what percentage of your customers actually renew at the stated rates and tell us how the renewal rates compare to the range of rates you normally charge your customers.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief